Exhibit 12.1

ServisFirst Bancshares, Inc.

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(in thousands)

	March 31,		Years ended December 31,
	2018		2017		2016		2015		2014		2013
Fixed charges:
Interest expense—deposits	$9,621		$28,831		$20,169		$14,894		$12,420		$11,830
Interest expense—borrowed funds	1,952		6,502		5,636		2,810		1,699		1,789
Estimated interest within rental expense	220		1,276		1,128		876		802		746
Preferred stock dividends (pretax funds to pay)	-		91		64		392		565		596
Total fixed charges, excluding interest on deposits	$2,172		$7,869		$6,828		$4,078		$3,066		$3,131
Total fixed charges, including interest on deposits	$11,793		$36,700		$26,997		$18,972		$15,486		$14,961

Earnings:
Pretax earnings	$39,654		$137,350		$110,818		$89,005		$73,978		$61,975
Fixed charges above	11,793		36,700		26,997		18,972		15,486		14,961
Less: Preferred stock dividends (pretax funds to pay)	-		91		64		392		565		596
Less: noncontrolling interest in pre-tax income of subsidiaries	-		62		47		47		31		16
Total earnings	$51,447		$173,897		$137,704		$107,538		$88,868		$76,324

Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits	23.69	x	22.36	x	20.36	x	29.18	x	35.53	x	30.10	x
Including interest on deposits	4.36	x	4.75	x	5.11	x	5.79	x	5.96	x	5.31	x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits	23.69	x	22.10	x	20.17	x	26.37	x	28.98	x	24.38	x
Including interest on deposits	4.36	x	4.74	x	5.10	x	5.67	x	5.74	x	5.10	x